Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Cutera, Inc.

Brisbane, California

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Amended and Restated 2004 Equity Incentive Plan of Cutera Inc. of our reports dated March 15, 2017, relating to the consolidated financial statements, the effectiveness of Cutera, Inc.’s internal control over financial reporting and schedule of Cutera, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ BDO USA, LLP

San Jose, California

November 13, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.